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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------
                                 SCHEDULE 14D-1/A

             Tender Offer Statement Pursuant To Section 14(d)(1)/A of
                       the Securities Exchange Act of 1934

                            -----------------------

                        AMERICAN STORAGE PROPERTIES, L.P.
                         A VIRGINIA LIMITED PARTNERSHIP
                            (Name of Subject Company)

                            -----------------------

                              PUBLIC STORAGE, INC.
                                    (Bidder)

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                        Interests in Limited Partnership
                         (Title of Class of Securities)

                            -----------------------

                                      NONE
                      (CUSIP Number of Class of Securities)

                            -----------------------

                                 DAVID GOLDBERG
                              Public Storage, Inc.
                            600 North Brand Boulevard
                         Glendale, California 91203-1241
                                 (818) 244-8080
           (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications on Behalf of Bidder)

                            -----------------------

                         CALCULATION OF REGISTRATION FEE

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        Transaction Valuation *                          Amount of Filing Fee
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              $5,251,327                                       $1,051
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* This Tender  Offer  Statement on Schedule  14D-1 is being filed in  connection with an Offer made by Public Storage, Inc. to acquire up to 12,533 of the outstanding Limited Partnership interests in American Storage Properties, L.P., a Virginia Limited Partnership. The total value of the transaction was estimated solely for purposes of calculating the filing fee.

         [ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                           Amount Previously Paid:  Not Applicable
                           Form or Registration No.:
                           Filing Party:
                           Date Filed:



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         1)       Name of Reporting Person:  Public Storage, Inc.

                  S.S. or I.R.S. Identification No. of Above Person:  95-355121


         2)       Check  the  Appropriate  Box  if  a  Member  of a  Group  (See
                  Instructions)

                  [ ]   (a) ___________________________________________________
                  [ ]   (b) ___________________________________________________


         3)       SEC Use Only_________________________________________________


         4)       Sources of Funds (See Instructions):  WC


         5)       [ ]   Check Box if Disclosure of Legal Proceedings is Required
                        Pursuant to Items 2(e) or 2(f).


         6)       Citizenship or Place of Organization:  California


         7)       [ ]   Aggregate Amount Beneficially  Owned  by Each  Reporting
                        Person: 4 Limited Partnership interests.


         8)       [ ]   Check if the  Aggregate Amount in Row 7 Excludes Certain
                        Shares (See Instructions).


         9)       Percent of Class Represented by Amount in Row 7:  .008%


         10)      Type of Reporting Person (See Instructions):  CO

                                      -2-

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Item 1.           Security and Subject Company.

                  (a) The name of the subject company is American Storage Properties, L.P., a Virginia Limited Partnership (the "Partnership"), and the address of its principal executive office is 3 World Financial Center, 29th Floor, New York, New York.

                  (b) The class of securities to which this Statement relates is the Limited Partnership interests (the "Interests") of the Partnership. There are 50,132 outstanding Interests. The information set forth under "Summary" and "The Offer" in the Offer to Purchase dated March 1, 1996 (the "Offer") annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

                  (c)  The   information  set  forth  under  "Market  Prices  of
                  Interests" in the Offer is incorporated herein by reference.

Item 2.           Identity and Background.

                  (a)-(d); (g) This Statement is filed by Public Storage, Inc. (the "Company"), a California corporation located at 600 North Brand Boulevard, Glendale, California 91203-1241. The information set forth under "Background and Purpose of the Offer" in the Offer is incorporated herein by reference. The information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last 5 years and citizenship of each of the executive officers and directors of the Company are set forth on Schedule 1 to the Offer and incorporated herein by reference.

                  (e)-(f) During the last 5 years, neither the Company nor, to the Company's best knowledge, any of the persons identified in response to 2(a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.           Past Contracts,  Transactions or Negotiations with the Subject
                  Company.

                  (a)-(b) The information set forth in "Background and Purpose of the Offer -- Background of the Offer" in the Offer is incorporated herein by reference.

Item 4.           Source and Amount of Funds or Other Consideration.

                  (a)-(b) The information set forth in "The Offer -- Source of Funds" and "The Offer -- Certain Fees and Expenses" in the Offer is incorporated herein by reference.

                  (c)      Not applicable.

Item 5.           Purpose  of the  Tender  Offer and Plans or  Proposals  of the
                  Bidder.

                  (a)-(g) The information set forth in "Special Considerations," "Background and Purpose of the Offer" and "Effects of Offer on Non-Tendering Interest Holders" in the Offer is incorporated herein by reference.

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Item 6.           Interest in Securities of the Subject Company.

                  (a)  The  Company   beneficially   owns  4  Interests  in  the
                  Partnership which represents approximately .008% of the outstanding Interests. To the knowledge of the Company, none of its executive officers or directors owns any Interests in the Partnership.

                  (b) The information set forth in "Background and Purpose of the Offer -- Background of the Offer" in the Offer is incorporated herein by reference.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

                  The information set forth in "Background and Purpose of the Offer -- Background of the Offer" in the Offer is incorporated herein by reference.

                  There are no contracts, arrangements, understandings or relationships between the Company and any person with respect to any Interests in the Partnership, except as described in
                  Item 6 hereof.

Item 8.           Persons Retained, Employed or to be Compensated.

                  The information set forth in "The Offer -- Soliciting Agent" in the Offer is incorporated herein by reference.

Item 9.           Financial Statements of Certain Bidders.

                  The information set forth in "Background and Purpose of the Offer -- The Company" in the Offer is incorporated herein by reference.

Item 10.          Additional Information.

                  (a)-(e)  Not applicable.

                  (f) The Offer and the Letter of Transmittal, Exhibits (a)(1) and (a)(2) hereto, are incorporated herein by reference in their entirety.

Item 11.          Material to be filed as Exhibits.

                  See Exhibit Index contained herein.



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                                    SIGNATURE


                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, correct and complete.


Dated:  March 1, 1996               PUBLIC STORAGE, INC.



                                    By: /s/Harvey Lenkin
                                        --------------------------------
                                        Harvey Lenkin
                                        President














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                                  Exhibit Index
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Exhibit No.                                                            Page No.
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     (a)   (1)    Offer to Purchase dated March 1, 1996.                   7

           (2)    Letter of Transmittal.                                  37

           (3)    Form of Letters sent to Interest Holders.               41



     (b)   Not applicable.



     (c)   Letter Agreement dated February 9, 1996.                       44



     (d)   Not applicable.



     (e)   Not applicable.



     (f)   Not applicable.






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